                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*

                               Guest Supply, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   401630 10 8
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                                 (CUSIP Number)

                               Barry W. Florescue
                          c/o BFMA Holding Corporation
                         50 East Sample Road, Suite 400
                          Pompano Beach, Florida 33064

                                 (800) 675- 6115
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 15, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                       SCHEDULE 13D
----------------------------------------------------------------------------------------------------------------------------
CUSIP No. 401630 10 8
----------------------------------------------------------------------------------------------------------------------------
1)         Name of Reporting Persons
           I.R.S. Identification No. of Above Persons (entities only)

           BFMA HOLDING CORPORATION
----------------------------------------------------------------------------------------------------------------------------
2)         Check the Appropriate Box if a Member of a Group (See Instructions)            (a) [ ]
                                                                                          (b) [ ]
----------------------------------------------------------------------------------------------------------------------------
3)         SEC Use Only

----------------------------------------------------------------------------------------------------------------------------
4)         Source of Funds (See Instructions)
                     WC
----------------------------------------------------------------------------------------------------------------------------
5)         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)    [ ]
----------------------------------------------------------------------------------------------------------------------------
6)         Citizenship or Place of Organization
           DELAWARE
----------------------------------------------------------------------------------------------------------------------------
                        7)  Sole Voting Power
                                335,700
 Number of              ----------------------------------------------------------------------------------------------------
   Shares               8)  Shared Voting Power
Beneficially                        0
  Owned by              ----------------------------------------------------------------------------------------------------
    Each                9)  Sole Dispositive Power
 Reporting                         335,700
   Person               ----------------------------------------------------------------------------------------------------
    with                10) Shared Dispositive Power
                                     0
----------------------------------------------------------------------------------------------------------------------------
11)        Aggregate Amount Beneficially Owned by Each Reporting Person
           335,700
----------------------------------------------------------------------------------------------------------------------------
12)        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)          [ ]
----------------------------------------------------------------------------------------------------------------------------
13)        Percent of Class Represented by Amount in Row (11)
           5.08%
----------------------------------------------------------------------------------------------------------------------------
14)        Type of Reporting Person (See Instructions)
           CO
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                                                       - 2 -

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----------------------------------------------------------------------------------------------------------------------------
CUSIP No. 401630 10 8
----------------------------------------------------------------------------------------------------------------------------
1)         Name of Reporting Persons
           I.R.S. Identification No. of Above Persons (entities only)

           BARRY W. FLORESCUE
----------------------------------------------------------------------------------------------------------------------------
2)         Check the Appropriate Box if a Member of a Group (See Instructions)   (a) [ ]
                                                                                 (b) [ ]
----------------------------------------------------------------------------------------------------------------------------
3)         SEC Use Only

----------------------------------------------------------------------------------------------------------------------------
4)         Source of Funds (See Instructions)
                     AF
----------------------------------------------------------------------------------------------------------------------------
5)         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)         [ ]
----------------------------------------------------------------------------------------------------------------------------
6)         Citizenship or Place of Organization
           UNITED STATES
----------------------------------------------------------------------------------------------------------------------------
                        7) Sole Voting Power
                                335,700
 Number of            ------------------------------------------------------------------------------------------------------
   Shares               8) Shared Voting Power
Beneficially                     0
  Owned by            ------------------------------------------------------------------------------------------------------
    Each                9) Sole Dispositive Power
 Reporting                    335,700
   Person             ------------------------------------------------------------------------------------------------------
    with               10) Shared Dispositive Power
                                 0
----------------------------------------------------------------------------------------------------------------------------
11)        Aggregate Amount Beneficially Owned by Each Reporting Person
           335,700
----------------------------------------------------------------------------------------------------------------------------
12)        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)     [ ]
----------------------------------------------------------------------------------------------------------------------------
13)        Percent of Class Represented by Amount in Row (11)
           5.08%
----------------------------------------------------------------------------------------------------------------------------
14)        Type of Reporting Person (See Instructions)
           IN
----------------------------------------------------------------------------------------------------------------------------


                                                       - 3 -

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ITEM 1.  SECURITY AND ISSUER

          This Schedule 13D relates to shares of the common stock, no par value per share ("Common Stock"), of Guest Supply, Inc., a New Jersey corporation (the "Issuer"), the principal executive offices of which are located at 4301 U.S. Highway One, Monmouth Junction, New Jersey 08852.

ITEM 2.  IDENTITY AND BACKGROUND

          This Statement is being filed by (i) BFMA Holding Corporation ("BFMA"), a Delaware corporation, and (ii) Barry W. Florescue, the President, Chief Executive Officer, director and controlling shareholder of BFMA ("Florescue"; collectively with BFMA, the "Reporting Persons"). The principal business office and address of each of the Reporting Persons is 50 East Sample Road, Suite 400, Pompano Beach, Florida 33064.

          BFMA is a holding company, whose primary operating subsidiary, Marietta Corporation ("Marietta"), is a manufacturer of guest amenities for the lodging industry and a contract packager primarily for the personal care products industry. Florescue is a citizen of the United States. None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          The information set forth below is given with respect to each of the executive officers and directors of BFMA, excluding Florescue, such being all of the persons enumerated in Instruction C to this Statement. The first column indicates the name and business address of the person and the second column indicates the person's present principal occupation or employment and present material positions. None of the following persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Each of the following persons is a United States citizen.




                                      - 4 -

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
                                          PRINCIPAL OCCUPATION OR
NAME AND PRINCIPAL                            EMPLOYMENT AND
BUSINESS ADDRESS                            MATERIAL POSITIONS
------------------                        -----------------------
Richard A. Bloom                      Director of BFMA and Marietta
c/o Marietta Corporation              Senior Vice President of Marietta
37 Huntington Street
Cortland, New York 13045

Philip A. Shager                      Senior Vice President, Chief Financial Officer and
c/o Marietta Corporation              Treasurer of BFMA and Marietta
37 Huntington Street
Cortland, New York 13045

Ned L. Siegel                         Director of BFMA and Marietta
c/o The Siegel Group                  President of The Siegel Group (a privately held real
5000 Blue Lake Drive, Suite 150       estate investment company)
Boca Raton, Florida 33431

Logan D. Delany, Jr.                  Director of BFMA
41 North Broadway                     Director of Marietta
Irvington, New York 10533-1316        President of Delany Capital Management Corp. (a
                                      privately held investment company and consulting
                                      firm)
                                      Chairman of the Board of EAD Motors, Inc. (a
                                      privately held manufacturer of electric motors)
                                      Chairman of the Board of HH Smith, Inc. ( a
                                      privately held manufacturer of electrical
                                      connectors and electronic hardware)
                                      Chairman of the Board of Elinco, Inc. (a privately
                                      held manufacturer of electric motors)
                                      Director of AllVertical, Inc. (a privately held
                                      internet portal and web hosting company)


                                      - 5 -

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                                          PRINCIPAL OCCUPATION OR
NAME AND PRINCIPAL                            EMPLOYMENT AND
BUSINESS ADDRESS                            MATERIAL POSITIONS
------------------                        -----------------------


Charles W. Miersch                        Director of BFMA
2-217 Carol Simon Hall                    Director of Marietta
University of Rochester                   Senior Associate Dean for Corporate Relations
Rochester, New York 14627-0102            and Institutional Advancement at William E.
                                          Simon Graduate School of Business Administration
                                          at the University of Rochester
                                          Chairman of the
                                          Board of Century Bank (a
                                          privately held federally
                                          chartered savings bank)
                                          Director of Century Financial Group (the
                                          parent of Century Bank)

Charles I. Weissman                       Assistant Secretary and a director of BFMA and
c/o Swidler Berlin Shereff Friedman, LLP  Marietta
The Chrysler Building                     Attorney- Partner in Swidler Berlin Shereff
405 Lexington Ave.                        Friedman, LLP
New York, New York 10174


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The funds used to purchase the Common Stock came from the working capital of BFMA, and such funds may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

ITEM 4.  PURPOSE OF TRANSACTION

          BFMA has acquired the Common Stock to increase its shareholder position in the Issuer.

          BFMA has an interest in combining Marietta with the Issuer, through an acquisition of the Issuer. By letter dated November 16, BFMA proposed to acquire all of the outstanding shares of Common Stock for $21.00 per share in cash. In addition, BFMA is currently soliciting proxies to obtain representation on the Issuer's Board of Directors, because BFMA believes that the election of its nominees represents the best means for the Issuer's shareholders to communicate to the Issuer's directors their desire to explore a sale of the Issuer.

          The Reporting Persons reserve the right to maintain its holdings at current levels without further action or to buy or sell all or a portion of its holdings in the open market or in privately negotiated transactions or otherwise to one or more purchasers.

          The Reporting Persons reserve the right to change its intention with respect to any and all of the matters referred to in this Item 4.


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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) As of the date hereof, the Reporting Persons are deemed to be the beneficial owner of 335,700 shares of Common Stock, which represents approximately 5.08% percent of issued and outstanding Common Stock of the Issuer (based on the number of securities contained in the Issuer's most recently available filing with the Securities and Exchange Commission).

          (b) As of the date hereof, the Reporting Persons have sole voting power and sole dispositive power with respect to 335,700 shares of Common Stock of the Issuer.

          (c) The following table sets forth all of the transactions in Common Stock by BFMA over the past 60 days, all such transactions were open-market purchases. Neither Florescue nor any of the other executive officers or directors of BFMA made any transactions in Common Stock over the past 60 days.

    Shares of Common Stock         Purchase Price Per Share ($)      Date of Purchase
    ----------------------         ----------------------------      ----------------
          (All purchases)
             5,000                         15.4500                       10/17/00
             6,200                         15.5000                       11/03/00
               800                         16.1250                       11/09/00
             5,000                         15.8750                       11/10/00
             2,000                         16.0000                       11/10/00
             1,000                         16.0000                       11/11/00
             1,400                         15.7500                       11/11/00
             1,800                         15.7500                       11/13/00
             1,800                         15.7500                       11/13/00
             1,000                         15.7500                       11/13/00
             2,000                         15.7500                       11/13/00
             5,000                         17.0000                       11/14/00
             6,000                         17.0000                       11/15/00
               900                         17.0000                       12/06/00
               200                         17.0000                       12/06/00
             2,000                         17.2500                       12/13/00
             5,000                         16.8750                       12/15/00
             5,000                         16.8750                       12/15/00
             5,000                         16.6250                       12/15/00
             5,000                         16.6250                       12/15/00
             2,000                         16.6870                       12/19/00
             2,000                         16.6870                       12/19/00



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          (d)     Not applicable.

          (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  By letter dated November 16, BFMA proposed to acquire all of the outstanding shares of Common Stock for $21.00 per share in cash. In addition, BFMA is currently soliciting proxies to obtain representation on the Issuer's Board of Directors, because BFMA believes that the election of its nominees represents the best means for the Issuer's shareholders to communicate to the Issuer's directors their desire to explore a sale of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          Exhibit A: Letter from BFMA to Guest Supply, dated November 16, 2000.

          Exhibit B: Proxy Statement, dated December 7, 2000.



                                      - 8 -

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                                   SIGNATURES

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Schedule 13D is true, complete and correct.


Dated: December 22, 2000

                                   BFMA HOLDING CORPORATION


                                   By: /s/ Barry W. Florescue
                                      -----------------------------------------
                                         Name:  Barry W. Florescue
                                         Title: Chief Executive Officer




                                    /s/ Barry W. Florescue
                                   --------------------------------------------
                                   Barry W. Florescue